June 21, 2010

Mr. Andrew Mew
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter
ZBB Energy Corporation
Commission File No. 001-33540

Dear Mr. Mew:

Attached are our responses to the staff’s letter dated June 11, 2010, regarding Form 10-K/A for the fiscal year ended June 30, 2009 filed February 12, 2010 and Form 10-Q for the quarterly period ended March 31, 2010 filed by ZBB Energy Corporation (the “Company”).

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me directly at (262) 253-9800 x114 should you have any questions regarding our responses.

Sincerely,

/s/  Scott W. Scampini

Scott W. Scampini, Chief Financial Officer

N93 W14475 Whittaker Way	PO Box 2047
Menomonee Falls WI 53051		Kardinya WA 6163
Tel: (262) 253 9800 Fax: (262) 253 9822	240 Barrington Street
Bibra Lake WA 6163
Tel: (08) 9494 2055 Fax: (08) 9494 2066

www.zbbenergy.com

Responses of ZBB Energy Corporation to SEC Comment Letter Dated June 11, 2010

Form 10-K/A for Fiscal Year Ended June 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 32

Revenue recognition, page 34

1.      Please refer to comment two in our letter dated June 1, 2010. We note your response that government grants refer to engineering and development contracts sponsored and partially funded by government agencies. Your proposed solution to replace the term government grants with the term engineering and development contracts does not address how you account for funds received from government agencies. Please tell us and revise to clearly disclose how you account for government funding, for example, whether you reduce your contract costs for funding received or record government grants as revenue.

Company Response:

The company accounts for funds received from government agencies as revenue reported as “Engineering and development revenues” on the Consolidated Statements of Operations, based on the percentage-of-completion method.

The following disclosure is included in Note 2 to Consolidated Financial Statements:

Engineering and development contracts are typically collaborative agreements to further develop renewable energy technologies and are often sponsored and partially funded in various amounts between government agencies and the Company. Often multi-year agreements which contain several elements and provide for varying consideration based on allowable costs, milestones and similar payment provisions and may provide for future licensing and royalties beyond the term of the arrangement.  Revenue associated with these types of contracts are typically of longer duration and recognized under the percentage-of-completion method.

In July 2007 the Company commenced engineering and product development activities pursuant to the collaborative Advanced Electricity Storage Technologies project (“AEST”) with the Commonwealth of Australia through July 2010 which terms include the receipt of funding of A$3.1 million (approximately US$2.3 million) toward development costs and include the production and delivery of a 500kWh energy storage system.  During the years ended June 30, 2009 and 2008, $984,807 and $976,536, respectively, was recognized as revenue based on progress toward completion as specified in the contract.

In response to comment 1, the Company believes that there are no revisions or additional disclosures necessary.

Advanced engineering and development, page 35

2.      Please refer to comment four in our letter dated June 1, 2010. You state you do not believe there are any GAAP or SEC requirements requiring you to separately identify contract costs or cost of engineering and development revenues out of the total advanced engineering and development costs line item. Based on the disclosures on page 8 of the third quarter Form 10-Q, the line item includes labor, overhead, and materials to build prototype units, materials for testing, develop manufacturing processes, consulting fees and other costs, which appear including both allocable contract costs and other costs not allocable to contracts. Please refer to FASB ASC 605-35-25 and FASB ASC 270-10-45. As such, please revise to segregate your contract costs and/or costs related to your engineering and development revenues from your other costs not allocable to contracts. Note also that provisions for contract losses should be accounted for in the statement of operations as additional contract costs. Refer to FASB ASC 604-35-45. Show us what your revised disclosure will look like.

Company Response:

There are no provisions for contract losses for the years ended June 30, 2009 and 2008.

At June 30, 2009 and 2008, the Company had no unbilled amounts from engineering and development contracts. The Company had customer payments from engineering and development contract revenue, representing deposits in advance of performance of the allowable work, in the amount of $333,817 and $484,700 .as of June 30, 2009 and 2008, respectively.  These amounts are included in deferred revenue on the balance sheet.

Contract costs allocable to engineering and development contracts were $1,843,824 and $1,372,572 for years ended June 30, 2009 and 2008, respectively.

In response to comment 2, we propose to revise future filings to include these disclosures under “Advanced engineering and development” in the Summary of Accounting Policies footnote.

3.      Clarify for us if you have contracts costs in excess of billings. If so, advise us and disclose where you have reported this item and the related amount in the consolidated balance sheets. If not, please explain.

Company Response:

We do not have contract costs in excess of billings during the years ended June 30, 2009 and 2008.

In response to comment 3, the Company believes that there are no revisions or additional disclosures necessary.

4.      Please revise to insure that the aggregate amount included in contract costs representing unapproved change orders, claims, or similar items subject to uncertainty concerning their ultimate realization is disclosed including a description of the nature and status of the items comprising such aggregate amounts and the basis on which such items are recorded (for example, cost or realizable value). Also, please disclose the amount of any progress payments netted against contract costs at the date of each balance sheet. Please refer to FASB ASC 910-310-50.

Company Response:

There are no unapproved change orders, claims, or similar items subject to uncertainty concerning their ultimate realization during the year ended June 30, 2009 and 2008.  There are no progress payments netted against contract costs for the year ended June 30, 2009 and 2008.

In response to comment 4, the Company believes that there are no revisions or additional disclosures necessary.

5.      Please revise to disclose the amounts of advances that are payments on account of work in progress. Refer to FASB ASC 910-405-50.

Company Response:

The Company did not have advances that are payments on account of work in progress during the years ended of June 30, 2009 and 2008.

In response to comment 5, the Company believes that there are no revisions or additional disclosures necessary.